

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2026

Ahmad Moradi
Chief Executive Officer
AI Era Corp.
144 Main Street
Mt. Kisco, NY 10549

> **Re: AI Era Corp.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2026**
> **File No. 333-294532**

Dear Ahmad Moradi:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Scott Doney, Esq.